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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Celanese Corporation

(Name of Issuer)

Series A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

150870 10 3

(CUSIP Number)

Chinh E. Chu
The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ITEM 4. PURPOSE OF TRANSACTION.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
SIGNATURE

     This Amendment No. 3 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission on March 21, 2005 (as it may be amended from time to time, the “Schedule 13D”) with respect to the Series A Common Stock, par value $0.0001 per share (the “Series A Common Stock”) of Celanese Corporation, a Delaware corporation (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 3 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

     On September 26, 2005, the Issuer filed Amendment No. 1 to its Registration Statement on Form S-1, describing a proposed offering of shares of Series A Common Stock in which, among other things, BCP 1, BCP 2 and BCP 3 intend to sell up to an aggregate of 18,520,710 shares of Series A Common Stock. Assuming all such shares are sold, following completion of this offering BCP 1, BCP 2 and BCP 3 will own an aggregate of 80,452,005 shares of Series A Common Stock, representing approximately 50.76% of the total outstanding shares. BCP 1, BCP 2 and BCP 3 may also sell shares pursuant to an over-allotment option granted to the underwriters of the offering. The number of shares that may be sold pursuant to such over-allotment option has not yet been determined.

     BCP 1, BCP 2 and BCP 3 (or one or more of their affiliates) also intend to obtain from BACI a proxy to vote the shares of Series A Common Stock owned by BACI. If the ownership of BCP 1, BCP 2 and BCP 3, combined with the number of shares subject to any such proxy from BACI, exceeds 50% of the outstanding shares of Series A Common Stock, BCP 1, BCP 2 and BCP 3 would continue to control, in the aggregate, the majority of the voting power of the outstanding Series A Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in Item 4 above is incorporated herein by reference.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2005

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Director